TAHOE RESOURCES REPORTS STRONG CASH FLOW IN Q2
Provides update to mining operations in Guatemala and Peru

VANCOUVER, British Columbia – August 11, 2015 – Tahoe Resources Inc. (TSX, BVL: THO, NYSE: TAHO) is pleased to announce today financial results for the quarter ending June 30, 2015 and to provide a production update for operations in Guatemala and Peru.

Highlights for the second quarter of 2015 include (all amounts in U.S. dollars unless otherwise stated):

•	Silver production from Escobal was 4.5 million ounces (moz) for the quarter, and 9.1 moz for the first half of 2015.
•	Gold production from La Arena was 60,282 ounces for the quarter.
•	Total revenue of $133.8 million generated from metal sales at operating costs of $114.1 million resulted in mine operating earnings of $19.7 million.
•

Net loss for the quarter amounted to $9.3 million or a loss of $0.04 per share. Excluding $27.4 million in non-recurring charges incurred as a result of the acquisition of Rio Alto and other adjustments, earnings would be $18.1 million or $0.08 per share.

•	Operating cash flow before changes in working capital was $28.0 million or $0.12 per share.
•	Sales consisted of 3.8 moz of silver, 61,734 ounces of gold, 1,602 tonnes of lead and 2,507 tonnes of zinc.
•	Total cash costs net of byproduct credits were $9.27 per silver ounce produced and $540 per gold ounce produced.
•	All-in sustaining costs (AISC) net of byproduct credits were $12.87 per silver ounce produced and $664 per gold ounce produced.
•	$13.6 million was returned to shareholders through monthly dividends during the quarter.
•	Cash and equivalents at quarter-end were $112.2 million.
•	The Company reconfirms its production guidance released April 13, 2015.

The loss on the quarter can be attributed to several non-recurring costs associated with the acquisition of Rio Alto. Transaction costs amounted to $5.7 million or ($0.03) per share. The La Arena metal inventory of 36,735 ounces was marked to net realizable value upon acquisition, which resulted in additional costs of $9.6 million net of taxes or ($0.04) per share during the quarter. In addition, adjustments for Guatemala royalty accruals due to the increase in royalties announced in 2014 amounted to a one-time adjustment of $7.2 million or ($0.03) per share.

As of the date of the interim financial statements, allocation of the purchase price has not been finalized as management is in the process of determining the fair values of the identifiable assets and the liabilities assumed, measuring the associated future income tax assets and liabilities and determining the value of goodwill. The fair value increase of the assets acquired will have an ongoing impact to depreciation and depletion over the life of those assets. During the second quarter the impact to earnings caused by the increase to depreciation and depletion was $1.5 million net of taxes or ($0.01) per share.

The loss also includes $3.4 million or ($0.02) per share in provisional price adjustments on metals sold in concentrate.

Taking all of the foregoing into account, there were $27.4 million or ($0.12) per share in total impacts to earnings during Q2.

“The second quarter met all of our expectations in terms of production and cash flow,” said Tahoe Executive Chair Kevin McArthur. “The mines are running nicely, the Shahuindo project is advancing on schedule and the balance sheet remains very strong. In fact, we paid down $50 million in debt during the quarter and now are in a positive net cash position with approximately $112 million in cash and equivalents at quarter end,” he added.

Corporate G&A
Following the acquisition of Rio Alto, the Company is undertaking a comprehensive review of overheads, with a goal of at least $4 million in reductions to annual G&A costs by 2016. Action already taken includes a 20 percent salary reduction for the Executive Chair, a 10 percent reduction in annual retainer fees for the board of directors, a five percent salary cut for senior executives of the Company and a hiring freeze at the corporate level.

During the third quarter, the Company will develop a plan to integrate corporate office functions and will be reviewing all consulting arrangements within the corporation. According to Mr. McArthur, “While the Company is very healthy, these moves are intended to maintain our sector leading margins and to allow us to continue paying a meaningful dividend during this period of lower gold and silver prices. These programs have to start from the top, and the board felt that they wanted to provide leadership before asking others to follow suit.”

Dividend
The board of directors has approved continuation of the dividend amounting to $0.02 per share paid monthly. We will continue to monitor metal prices, operations and capital programs and the board will periodically assess the level of dividends as warranted.

Corporate Strategy
The Company reiterates its strategy to be a leader in the intermediate precious metals space and to deliver long-term shareholder value. The keys to this strategy include responsibly operating low cost mines to world standards, focusing on operations excellence and maintaining a strong balance sheet. Growth is expected from the Shahuindo project in Peru, exploration programs and the continued search for tip-of-iceberg opportunities throughout safe jurisdictions in the Americas.

Debt Facility
The Company also announces that it is closing a new $150 million revolving credit facility.Scotiabank and HSBC are the co-leads for the facility, with Scotiabank acting as the administrative agent. In addition to the co-leads, Royal Bank of Canada, Bank of Montreal and Credit Suisse are all also members of the banking syndicate.

The facility will bear interest on a sliding scale of LIBOR plus between 2.25 percent to 3.25 percent or a base rate plus 1.25 percent to 2.25 percent, which will be determined based on the Company’s consolidated net leverage ratio. Standby fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.5625 percent and 0.8125 percent. The term for the facility is three years.

Escobal Operations Update
Average mill throughput for the quarter was 4,288 tonnes per day (tpd), with an average silver head grade of 422 grams per tonne (g/t).

Construction of the paste backfill plant is 85 percent complete, with final commissioning and start-up scheduled for September 2015. The Company anticipates annual cost reductions of $1 to $2 million per year when the new plant is operational.

Installation and commissioning of the fourth tailing filter press has been completed. The filter press is operating at design specifications allowing the mill to reach the planned expansion to the 4500 tpd throughput rate.

Installation of the second primary ventilation fan was near completion at the end of the second quarter with commissioning of the fan scheduled for the third quarter.

“We are very pleased with the progress at Escobal during the quarter,” said Tahoe President and Chief Operating Officer Ron Clayton. “The expansion towards 4500 tpd is on schedule and on budget. As planned, our 2015 optimization program has been successful as demonstrated by the trend of unit cost reductions.”

Escobal – Unit Costs per Tonne

	Q3 `14	Q4 `14	Q1 `15	Q2 `15
Mine Operations	$41.49	$42.38	$40.03	$40.36
Process Operations	$30.36	$32.94	$25.61	$19.32
Site General & Admin	$21.38	$20.83	$18.00	$15.24
Total	$93.23	$96.14	$83.63	$74.93
Average Tonnes per Day	3710	3474	3724	4288
Average Ore Grade (g/t)	547	585	500	422

Note: Figures may not add due to rounding.

Total cash costs and AISC were impacted during the quarter by approximately $1.60 per ounce, reflecting an accounting adjustment for the accrual of the royalty increase in Guatemala that was announced in late 2014. While the average grade mined during the quarter was lower than the average forecast for the year, the ounces produced were as projected. Project to-date grade reconciliation has been positive. Average silver grade mined to date has exceeded the reserve modeled grade by approximately eight percent.

La Arena Operations Update

The La Arena mine continued to meet expectations during the quarter. There were 3.45 million tonnes of ore placed on the pad, containing 65,944 gold ounces at an average grade of 0.60 g/t. A total of 5.49 million tonnes of waste was mined for a strip ratio of 1.72.

La Arena – Unit Costs per Tonne

Q2 `15
Mine Operations	$5.26
Process Operations	$0.95
Site General & Admin	$4.03
Total	$10.24

Note: Figures may not add due to rounding.

Shahuindo Development Update
Construction of the Shahuindo project has begun with development on schedule for a Q1 2016 commencement of production. All major permits needed for construction and the beginning of operations have been obtained. The access road is nearly complete and construction of the initial leach pad and process plant is well underway.

Conference Call
Tahoe’s senior management will host a conference call to discuss the second quarter results on Wednesday, August 12, 2015 at 7:00 a.m. PDT. To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at the Company’s website.

Complete financial results as well as the Company’s management discussion and analysis and other filings will be filed on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresources.com).

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO and on the Bolsa de Valores de Lima (BVL) as THO in Peru.

# # #

Qualified Person Statement
Technical information in this news release has been approved by Charlie Muerhoff, Vice President Technical Services, a Qualified Person as defined by National Instrument 43-101.

Cautionary Notes
Tahoe has included certain non-Generally Accepted Accounting Principles (GAAP) financial measures throughout this document. Tahoe’s “Total Cash Costs” are divided by the number of silver ounces contained in concentrate to calculate per ounce figures. Tahoe’s Escobal mine produces primarily silver with other metals (gold, lead and zinc) produced simultaneously in the mining process. The value of these metals represents a low percentage of Tahoe’s revenue from the Escobal mine and is considered byproduct. When deriving the production costs associated with an ounce of silver, Tahoe deducts byproduct credits from gold, lead and zinc sales, which are incidental to producing silver. These measures are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation.

Tahoe reports total cash costs (silver) on a silver ounces produced basis. Tahoe follows the recommendation of the Silver Institute, a nonprofit international association with membership from across the breadth of the silver industry. The Institute serves as the industry’s voice in increasing public understanding of the many uses and values of silver. The production cost standard is the generally accepted standard of reporting cash costs of production by precious metal mining companies.

Tahoe has also adopted the reporting of AISC per silver ounce as a non-GAAP measure of a silver mining company’s operating performance and the ability to generate cash flow from operations. This measure has no standardized meaning under IFRS, and Tahoe has utilized an adapted version of the guidance released by the World Gold Council. AISC (silver) include total production cash costs incurred at the Escobal mine, sustaining capital expenditures, corporate administrative expense incurred outside Peru, exploration and evaluation costs incurred outside Peru, and reclamation and closure accretion for the Escobal mine. Tahoe believes that this non-GAAP measure represents the total costs of producing silver from the Escobal mine and provides additional information about Tahoe’s operational performance and ability to generate cash flows to support future capital investments and sustain future production.

The World Gold Council is not a regulatory industry organization and does not have the authority to develop accounting standards or disclosure requirements. This measure has no standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

These non-IFRS financial measures may be calculated differently by other companies as a result of the underlying accounting principles and policies applied.

Total cash costs and AISC per ounce of produced silver, net of byproduct credits

Total cash costs and total production costs	Q2 2015	Q2 2014
Production costs	$34,075	$31,712
Add/(subtract)
Change in product inventory	(2,666)	2,549
Royalties	14,176	5,492
Treatment and refining charges	6,732	8,745
Total cash costs before byproduct credits(1)	$52,317	$48,498
Less gold credit	(1,647)	(2,792)
Less lead credit	(3,732)	(5,982)
Less zinc credit	(5,332)	(6,992)
Total cash costs net of byproduct credits	$41,606	$32,732
Add/(subtract)
Depreciation and depletion	12,889	10,999
Total production costs net of byproduct credits	$54,495	$43,731

Silver ounces produced in concentrate (000’s)	4,490	5,789

Total cash cost per ounce before byproduct credits	$11.65	$8.38
Total cash cost per ounce net of byproduct credits	$9.27	$5.65
All-in sustaining cost per ounce net of byproduct credits	$12.87	$8.04

(1) Gold, lead and zinc byproduct credits are calculated as follows:

		Q2 2015				Q2 2014
		Unit	Total	Credit per	Quantit	Unit	Total	Credit per
	Quantity	Price	Credit	ounce	y	Price	Credit	ounce
Gold Ounces	1,645	$1,001	$1,647	$0.37	2,142	$1,303	$2,792	$0.48
Lead Tonnes	1,602	$2,330	$3,732	$0.83	2,670	$2,241	$5,982	$1.03
Zinc Tonnes	2,507	$2,127	$5,332	$1.19	3,066	$2,280	$6,992	$1.21

Total cash costs and AISC per ounce of produced gold, net of by-product credits

Total cash costs and total production costs (*)	Q2 2015
Production costs	$44,433
Add/(subtract)
Change in product inventory
(11,746)
Total cash costs before by-product credits(1)	$32,687
Less silver credit	(100)
Total cash costs net of by-product credits	$32,587
Add/(subtract)
Depreciation and depletion	8,543
Total production costs net of by-product credits	$41,130

Gold ounces produced	60,282

Total cash cost per ounce before by-product credits	$542
Total cash cost per ounce net of by-product credits	$540
All-in sustaining cost per ounce net of byproduct credits	$664

*The acquisition of Rio Alto occurred during Q2 2015 and therefore comparative 2014 figures are excluded.

(1) Silver byproduct credits are calculated as follows:

Q2 2015
			Total	Credit
		Unit	Credit	per
	Quantity	Price		ounce
Silver Ounces	6,103	$16.39	$100	$1.66

Tahoe believes these measures will provide investors and analysts with useful information about Tahoe’s underlying cash costs of operations, the impact of byproduct credits on Tahoe’s cost structure and its ability to generate cash flow, as well as a meaningful comparison to other mining companies. Accordingly, these measures are intended to provide additional information and should not be substituted for GAAP measures.

Forward-Looking Statements
This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements and/or information related to: the Company’s liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2015 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; the timing and results of court proceedings; the expected increases in mill operations at the Escobal mine; the timing for optimizing the paste backfill plant, fourth filter press and second primary ventilation fan at the Escobal mine; alternatives to two-stage crushing and agglomeration at Shahuindo; and the anticipated timing of updated mineral resource and mineral reserve estimates and commencement of commercial operations at Shahuindo.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company’s ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company’s current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company’s ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company’s dependence on the Escobal and La Arena mines; the post-merger integration of finances and operations; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company’s mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company’s hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company’s Annual Information Form available on www.sedar.com under the heading “Description of Our Business – Risk Factors”.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5807